UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

Specialized Disclosure Report

TriQuint Semiconductor, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-22660	95-3654013
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2300 N.E. Brookwood Parkway
Hillsboro, Oregon 97124
(Address of principal executive offices, including zip code)

(503) 615-9000
(Registrant's telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,2013 .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure Report
Company Overview
TriQuint Semiconductor, Inc. (collectively with its wholly owned subsidiaries, “TriQuint”, the “Company”, “we”, “us”, or “our”) provides a comprehensive portfolio of advanced, high-performance radio frequency ("RF") solutions. We are a high-volume supplier of both active and passive technologies. We design, develop and manufacture these high-performance power amplifier, switch and filter modules in-house and provide them to the broad market, uniquely integrating many of the world's most advanced RF solutions to deliver solid customer value. We serve customers worldwide in mobile device, networks infrastructure and defense & aerospace markets. We have built core competencies in gallium arsenide ("GaAs"), gallium nitride ("GaN"), surface acoustic wave ("SAW") and bulk acoustic wave ("BAW") technologies. We reach further, with solutions that boost performance and extend range while reducing size and bill of materials. We reach faster, utilizing our broad technology portfolio to simplify complex RF challenges and allow our customers better time to market.
TriQuint is providing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”)
In August of 2013, TriQuint made an acquisition of a formerly privately-held company (CAP Wireless). Since this acquisition occurred after April 2013, the acquired product line is not subject to Conflict Mineral Reporting requirements for the 2013 calendar year as instructed in the Instructions to Item 1.01(c).
Conflict Minerals are Necessary to the Function and Production of TriQuint Parts
Rule 13p-1 currently defines “conflict minerals” as Columbite-tantalum (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to:

a.	Coltan - tantalum

b.	Cassiterite - tin

c.	Gold

d.	Wolframite - tungsten
Our products intentionally contain tin, tantalum, tungsten, and gold, as these metals are necessary to the functionality and production of our products. All parts do not contain all four conflict minerals, but all parts contain at least one conflict mineral.
Therefore, we have conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether or not we have reason to believe that any of these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or are from recycled or scrap sources.

Reasonable Country of Origin Inquiry (RCOI)
We maintain a robust database of the composition of components and materials used to manufacture our products. Our RCOI process began with an analysis of this data to determine which of our components and materials contained a conflict mineral. We utilized the EICC-GeSI Conflict Mineral Reporting Template (“CMRT”) to engage the suppliers of those components and materials, in addition to using this tool to perform a robust survey our supply chain. “EICC” is the Electronics Industry Citizenship Coalition. “GeSI” is the Global e-Sustainability Initiative, which has collaborated with the EICC to develop tools and guidance for electronics companies to gather conflict mineral sourcing information from their supply chains. This collaboration has evolved into the Conflict-Free Sourcing Initiative (“CFSI”), a leading industry program that helps manage risk by improving supply chain transparency on conflict minerals.
Through our membership and participation in the activities of the CFSI, we have access to sourcing information for those smelters in our supply chain that have been validated as compliant to the Conflict Free Sourcing Program (“CFSP”) requirements. This information is presented as L1, L2, L3, DRC, or RS - with respect to each smelter in the CFSP:

•	L1 - the smelter is sourcing from countries not identified as conflict regions or plausible countries for smuggling DRC and adjoining country materials

•	L2 - the smelter is sourcing from a country known to be or plausible for smuggling materials that may be sourced from the DRC and adjoining countries

•	L3 - the smelter is sourcing from an adjoining country to the DRC

•	DRC - the smelter is sourcing from the DRC

•	RS - the smelter processes only recycled or scrap material
The information may be presented as Smelter A - L1, L2, RS or Smelter B - L1, L2, L3, DRC. In the latter case, the smelter would be sourcing from the Covered Countries. CFSI members do not know the actual mine or even the country (other than if the smelter sourcing is listed as “DRC”) that a smelter may source from. Also, CFSI members using this information only know this level of detail about the sourcing of those smelters that have been found to be compliant with the CFSP.
The use of sourcing information from the CFSI is subject to the terms of the relevant Agreements of the Exchange of Confidential Information between the CFSI and the individual smelters. Those terms prohibit CFSI members from disclosing the sourcing of conflict minerals by individual smelters, even if the disclosure is necessary to meet the member’s SEC reporting obligations. The information may only be aggregated - i.e., “smelters in TriQuint’s supply chain source from L1, L2, L3, DRC, and RS sources.” The terms do not allow CFSI members to say that Smelter A sources from the DRC and Smelter B does not.
The country of origin sourcing information from the CFSI can be different from the information given by suppliers in their CMRTs to TriQuint. As a result, we used the RCOI information from the CFSI as the primary source of sourcing information. If a particular smelter is not in the CFSP (and therefore we do not know its sourcing of conflict minerals), we estimate the risk of that smelter sourcing from the Covered Countries. For example, a Brazilian, Peruvian, or Indonesian tin smelter is unlikely to source from the Covered Countries, as those smelters would be very close to extremely large tin deposits in their own countries. In some cases there may be restrictions on the import of ores from other countries, when the host country has large deposits of conflict mineral ores. In a different situation, a precious metals smelter that recovers gold from anodic or cathodic slimes from copper plating in copper smelters is unlikely to be able to handle ores due to equipment and processing considerations. For those copper smelters that also have associated precious metals smelters, the risk of sourcing from the Covered Countries is less.

Conflict Minerals Disclosure
Through our RCOI process we have become aware of several smelters in our suppliers’ supply chains that are sourcing from the Covered Countries. Our knowledge of these smelters is obtained through our direct involvement in the CFSI and as a condition of this participation the identification of individual smelters as sourcing from the Covered Countries is prohibited by confidentiality agreements. However, as of the date of this report all smelters in our supply chain we know or believe source from the Covered Countries are on the CFSP Conflict Free Smelter Lists, which can be accessed at http://www.conflictfreesourcing.org/conflict-free-smelter-refiner-lists/.
Because we know that some of the conflict minerals in our supply chain came from Covered Countries (even though on the CFSP Conflict Free Smelter Lists) and because some suppliers have not identified all of the smelters in their supply chain, or we are uncertain as to the smelter’s source of the conflict minerals, we are required to exercise due diligence on the source and custody of the sourcing of these conflict minerals. We are filing a Conflict Mineral Report as Exhibit 1.01 to this Form D to describe our due diligence process. The Conflict Mineral Report is available on our website at www.triquint.com/products/d/triquint-conflict-minerals-report-CY2013.
Item 1.02 Exhibit

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRIQUINT SEMICONDUCTOR, INC.

By:	/s/ Steve Buhaly
Steve Buhaly
Chief Financial Officer

Date: May 30, 2014